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                             May 9, 2022

       Shai Shemesh
       Chief Financial Officer
       IM Cannabis Corp.
       Kibbutz Glil Yam
       Central District, Israel 4690500

                                                        Re: IM Cannabis Corp.
                                                            Form 40-F filed
April 4, 2022
                                                            File No. 001-40065

       Dear Mr. Shemesh:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 40-F for the Fiscal Year Ended December 31, 2021

       Exhibit 99.3
       Management's Discussion and Analysis
       Procedures and Internal Control over Financial Reporting, page 46

   1. Consistent with Item 307 of Regulation S-K, please amend your filing to disclose the conclusions of your
principal executive and principal financial officers regarding the effectiveness of your
disclosure controls and procedures as of the end of the period covered by the report.
In this regard, please note that Item 307 of Regulation S-K is a separate requirement
from the requirements of Item 308 of Regulation S-K.


   2. Please amend your filing to provide all of the disclosures required by Item 308(a) of
                                                        Regulation S-K
regarding management   s assessment of internal control over financial
                                                        reporting. Please
ensure that your revised disclosures:
                                                            Provide a statement
of management's responsibility for establishing and maintaining
 Shai Shemesh
IM Cannabis Corp.
May 9, 2022
Page 2
              adequate internal control over financial reporting; and
                Identify the framework used by management to evaluate internal control over financial reporting, whether the criteria set forth by COSO or another framework.
3. To avoid confusion regarding your conclusion, please revise your statement regarding the
         effectiveness of Company   s internal control over financial reporting
to remove the phrase
         "and yet constantly seek to improve it."
4.       Please clarify the disclosure under the heading LIMITATION ON SCOPE OF
DESIGN
         as follows:
             Please confirm that management conducted an assessment of your acquired business's internal control over financial reporting in the period between the consummation date and the date of management's assessment. Alternatively, please provide the disclosures set forth in Question 3 of Management's Report in Internal Control Over
              Financial Reporting and Certification of Disclosure in Exchange Act Periodic
              Reports - Frequently Asked Questions (revised September 24,
2007); and
             Refer to Question 7 of Management's Report in Internal Control Over Financial
              Reporting and Certification of Disclosure in Exchange Act Periodic Reports -
              Frequently Asked Questions (revised September 24, 2007) with regard to changes in your internal controls related to business combinations.



       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at
202-551-
3355 with any questions.



FirstName LastNameShai Shemesh                                Sincerely,
Comapany NameIM Cannabis Corp.
                                                              Division of
Corporation Finance
May 9, 2022 Page 2                                            Office of Life
Sciences
FirstName LastName